September 29, 2005
Yocream International, Inc.
Board of Directors
5858 N.E. 87th Avenue
Portland, OR 97220


Dear Sirs:


I am one of the largest shareholders of Yocream International outside of the Hanna family and am writing to request that the Board of Yocream take the steps necessary to deregister the company and cease to be an SEC reporting company. The ever increasing costs of remaining a public company make it cost prohibitive for Yocream to maintain its status as a reporting company when weighed against the incremental liquidity investors can expect given that the stock often goes for days without a single trade taking place. The fact that the company has only two million shares outstanding and that management and large shareholders own over 60% of those shares might lead one to regard the company as already privately held.

I have seen estimates of anywhere from $250,000 to over $1,000,000 per year of hard and soft costs associated with a company of Yocream?s size being public and feel very strongly that it is the duty of the board to assess whether this is a responsible use of Yocream?s capital. I am requesting that the company undertake a significant reverse stock split in order to reduce the number of shareholders of record to a level under the threshold for public companies and to offer holders of the remaining fractional shares and any other shareholders the opportunity to sell their stock back to the company at a fair price. I believe the company can accomplish this with minimal legal and administrative expense and that it is the proper action for Yocream?s board to take in light of Yocream?s apparent lack of any measurable benefit in remaining a public company.



Sincerely,


/s/ Larry Callahan
600 Ashmont Drive
St. Louis, MO 63132






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